Shanda Online Announces Appointment of New Chief Technology Officer

Shanghai, China – December 1, 2009 - Shanda Online Holdings Limited (“Shanda Online”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda” or the “Company”), today announced the appointment of Dr. Jing Zhu as the Chief Technology Officer.

Dr. Zhu joins Shanda Online from Yahoo! Inc. where he served as a Senior Director from 2001 to 2009. In his most recent post, he was in charge of Yahoo!’s next generation contextual ad-matching technology platform from 2007 to 2009. Under his leadership, the team took a research prototype and, in less than one year, launched a successful product that serves hundreds of millions of ad calls daily. From 2001 to 2006, he was in charge of the engineering team for Yahoo! Mail, Yahoo! Address Book and Yahoo! Calendar. In this role, he was responsible for the overall engineering vision, strategy and execution of these applications. He helped significantly improve everything from anti-spam technology to back-end architecture, system reliability and performance, and the end-user experience. During the period, Yahoo Mail had seen significant market share and user growth both in the US and worldwide. Dr. Zhu also managed the operations team that runs one of world’s largest distributed server and storage systems.

Prior to Yahoo!, from 1998 to 2001, Dr Zhu served in various senior technical management positions in mobile and optical networking companies in Silicon Valley.

From 1993-1998, Dr. Zhu worked as a scientist at the Lawrence Livermore National Laboratory where he designed, developed and maintained C/C++ and Java-based software for scientific research in solid state and material physics.

Dr. Zhu graduated from Fudan University in Shanghai at the age of 17 and later obtained a Masters in Physics from the University of California, Berkeley and a Ph.D. in Theoretical Computational Solid State Physics from the same university. He is the author and co-author of six US patents.

“I am pleased that Dr. Jing Zhu has decided to join Shanda Online as our Chief Technology Officer,” commented Ms. Judy Wang, Chief Executive Officer of Shanda Online. “His extensive experience and education will ensure that Shanda Online continues to forge ahead as a leader in the Chinese online digital content delivery, customer relationship management, and promotion-payment community businesses.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda Interactive”) is a leading interactive entertainment media company in China. Leveraging its integrated interactive services platform, Shanda Interactive offers a diversified portfolio of high quality content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Hurray!, and various other online community and business units.  The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, cartoons, literature, film, television, mobile ringtones and music. By providing a centralized platform through which Shanda Interactive can deliver its own content as well as third-party content, Shanda Interactive allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today.   Shanda Interactive:  “Interaction enriches your life”. For more information about Shanda Interactive, please visit http://www.snda.com.

About Shanda Online
Shanda Online Holdings Limited (“Shanda Online”) is an integrated online value-added service platform. Through its infrastructure, which includes a digital content delivery (“DDS”) system, a customer relationship management (“CRM”) system and a promotion-payment community (“PPC”) system, augmented by a world-class security system, Shanda Online provides full supporting services to the operators of various interactive entertainment contents. Shanda Online is a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA).

Contact

Shanda Interactive Entertainment Ltd.

Mabel Hsu, IR Associate Director

Vivian Chen, IR Manager

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@snda.com

Christensen

China:

Paul Collins

Phone: +86 21 6468 0334

Email: pcollins@christensenir.com

United States:

Mike Houston: +1-212-618-1978

Email: mhouston@christensenir.com